EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

January 30, 2012

TSX Venture Exchange:    EMR

OTC Bulletin Board:    EGMCF

U.S. 20-F Registration:     000-51411

Frankfurt Stock Exchange: EML

Emgold Updates Gold Exploration Activities

at its Buckskin Rawhide Property, Nevada

Emgold Mining Corporation (EMR:  TSX-V) (“Emgold” or the “Company”) is pleased to provide an update of its surface exploration activities at the Buckskin Rawhide Property (the “Property”), located about 40 miles south of Fallon, Nevada.  Since acquiring the Property, Emgold has made two important discoveries: the Black Eagle High Grade Vein Target and the Chicago Mountain Bulk Disseminated Target.

Results of recent surface mapping and rock chip sampling show:

•

the Black Eagle Fault (which contains the Black Eagle High Grade Vein Target) has potential for additional high grade vein and bulk disseminated gold and silver mineralization;

•

a new fault has been discovered and sampled which also shows potential for both high grade vein and bulk disseminated gold and silver targets associated with this fault; and

•

additional rock chip sampling confirms historic sampling results for the Chicago Mountain Bulk Disseminated Target.

The Buckskin Rawhide Property is comprised of 52 unpatented claims totaling 1,040 acres, of which 46 claims are currently under a lease and option to purchase agreement with Nevada Sunrise LLC, a private company.  Six additional claims were staked by Emgold.  The Property is located in the Rawhide Mining District and is situated adjacent to Pilot Gold Inc.’s Regent gold-silver property and to Rawhide Mining Company’s Rawhide Mine.

The Buckskin Rawhide Property is a volcanic-hosted, structurally controlled, epithermal gold-silver prospect in the Walker Lane gold belt of western Nevada.  The Walker Lane is a regional shear zone and known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah District and Rawhide District.  Buckskin Rawhide geology and mineralization are associated with lithologic units and structures of the Rawhide caldera, as well as structures from the Walker Lane and Basin and Range.

Black Eagle High Grade Vein Target

Kennecott Minerals conducted surface sampling along the Black Eagle Fault, a north-south trending structure situated on the west side of Emgold’s claim block, between years 1996 and 2002.  Kennecott was exploring for bulk disseminated gold deposits similar to the one found at the adjacent Denton Rawhide Mine (now called the Rawhide Mine), which was being operated by Kennecott Rawhide Mining Company at that time.  They assayed a total of 125 rock chip and grab samples over a strike length of 5,700 feet in the area of Black Eagle Fault.  The average grade of those samples was 0.031 ounces per ton gold.  Kennecott also drilled 36 reverse circulation holes in the area along the Fault, with 20 of those holes showing gold anomalies greater than 0.005 ounces per ton.  However, Kennecott was not looking for high grade gold associated with the Black Eagle Fault.  The methods and quality control from Kennecott’s historic sampling are unknown and cannot be verified under NI 43-101, and should not be relied upon for investment purposes, but the results are useful guides for further exploration.

Prior to acquiring the Property, Emgold’s geologists recognized the potential for high grade vein targets along the Black Eagle Fault, in addition to the potential for bulk disseminated gold targets.  Surface sampling of that structure by Emgold resulted in the discovery of high-grade gold-silver mineralization that has been designated the Black Eagle High Grade Vein Target.  This Target was identified by rock chip sampling with gold grades ranging from non-detectable to 9.00 ounces per ton gold and from non-detectable to 17.58 ounces per ton silver (see Emgold’s January 12 and April 20, 2011 press releases) and is interpreted to be a steep-dipping mineralized shoot.  The Black Eagle High Grade Vein Target, which consists of fault gouge, quartz veins, and silicified wall rocks overprinted with iron-manganese oxides, is 360 feet in strike length and open to extension.  Potential exists for other high grade shoots along the Black Eagle Fault and within other faults on the Property.

Emgold’s continuing exploration of the Black Eagle Fault involved detailed rock sampling and geologic mapping of new structures and extensions of previously mapped faults and veins.  Results were positive, with anomalous gold values ranging from non-detectable up to 0.034 ounces per ton and silver values ranging from 0.031 ounces per ton to 12.3 ounce per ton in 6 and 12-inch channel samples of bedrock, structures, and one grab sample from a historic mine dump.  Dry sample weights varied from one to two pounds.

Forty-four additional rock chip samples were taken by Emgold to further explore the Black Eagle Fault, for a total of 108 surface samples to date, as shown in Table 1.  These include 101 surface rock chip samples of bedrock and structures, and seven grab samples of historic mine dumps.  To date, the total length of the Black Eagle area sampled to date is 6,000 feet.

Table 1

Comparison of Historic and Emgold Surface Gold Assays in Mineralized Zone

Black Eagle Fault, Buckskin Rawhide Property, NV

Company (Date of Work)	No. of Samples	Average Gold Grade (opt)*
Kennecott (2000-2002)	125	0.031
Emgold (2011)	108	0.275

*Gold grades are arithmetic averages

A comparison of the average Kennecott sample grades to Emgold’s samples on the Black Eagle Fault, shown in Table 1, indicates that the samples taken by Emgold are much higher grade than the historic samples.   The higher grade has been identified because Emgold sampled rocks exposed primarily on and adjacent to the high grade zone, while Kennecott analyzed the targets in the vicinity of that structure, looking for bulk disseminated mineralization.  The data indicate the potential for discovery of both types of mineralization. The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101.  Confirmation drilling will need to be completed to confirm the reliability of historic data.

Emgold’s most recent geologic mapping of the area near the Black Eagle Fault also resulted in the discovery of a new fault.  Eight channel samples, each 12-inches in length, of bedrock and structures taken at and near the new fault showed low grade anomalous gold mineralization, with values ranging from less than 0.001 to 0.019 ounces per ton gold.  Silver values ranged from 0.049 to 2.73 ounces per ton.  The Black Eagle High Grade Vein Target was previously disclosed by Emgold in news releases of January 12 and April 20, 2011.

Chicago Mountain Bulk Disseminated Target

Geologic mapping and surface sampling, conducted by Emgold at Buckskin Rawhide, also continued on the eastern half of the Buckskin Rawhide claim block in the Chicago Mountain Bulk Disseminated Target where the Company previously discovered a low grade bulk disseminated gold exploration target that is exposed at surface (see Emgold news release dated October 4, 2011).  Nine additional rock chip samples were taken as further confirmation sampling of historic sampling, for a total of 15 Emgold rock chip samples to date.  Results are summarized in Table 2 below.  Total samples taken in this mineralized zone, including historic samples, is now 120.

The Chicago Mountain Bulk Disseminated Target is an area approximately 4,000 feet in length and 400 feet in width situated on the eastern half of the Buckskin Rawhide claim block, with gold mineralization at the surface.  Several companies conducted reconnaissance exploration programs in this area between the years 1996 and 2002.  Of the 416 surface samples taken of rock outcrops in the area between Buckskin Mountain and Chicago Mountain, 105 samples defined an anomalous northwest-trending mineralized zone with grades ranging from 0.003 ounce per ton gold to higher grades of over 0.06 ounces per ton gold in the center of the zone.  The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101.  However confirmation sampling by Emgold to date confirms the historic values, as shown in Table 2 below.

Table 2

Comparison of Historic Surface Gold Assays in Mineralized Zone

Chicago Mountain Area, Buckskin Rawhide Property, NV

Company (Date of Work)	No. of Samples	Average Gold Grade (opt)
Cordex (1996)	10	0.019
International (1997)	45	0.014
Kennecott (2000-2002)	50	0.068
Overall Average	105	0.040
Emgold (2011)	15	0.020

Gold grades are arithmetic averages

Kennecott Minerals also conducted reverse circulation drilling during that period of time, with results indicating the presence of gold mineralization from the surface to depths of 165 feet.  The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101.  Confirmation drilling will need to be completed to confirm the reliability of historic data.

Note that sample results on the Buckskin Rawhide Property are preliminary in nature and are not conclusive evidence of the likelihood of the occurrence of a mineral deposit.  However, the results do justify further exploration of the Property, including additional mapping and sampling.  In addition, core and reverse circulation drilling for both the Black Eagle High Grade Vein Target and Chicago Mountain Bulk Disseminated Target is recommended.  Emgold is currently developing plans and budgets for this work, as well as permitting this activity.

Emgold’s Quality Assurance and Quality Control Program

Emgold’s quality assurance program and quality control measures at Buckskin Rawhide were described in the press release dated October 4, 2011 and pertain to all samples taken on the property.  Quality control measures started with representative sampling, proper numbering, and accurately locating samples in the field both visually on maps and also with a GPS instrument.  Samples were transported by the geological staff from the field to Emgold’s office-warehouse facility to assure secure storage, and were then packaged for shipment to the assay laboratory.  Samples were shipped via commercial carriers directly to American Assay Laboratories in Sparks, Nevada, for analysis.  All dry sample weights varied from one to two pounds.

Emgold’s Qualified Person visited American Assay Laboratories in February 2011 to review the general sample handling and preparation measures, and felt they were adequate.  The assay laboratory catalogued all samples, maintained complete chain of custody throughout the analytical process, and electronically mailed the chain of custody forms to Emgold for review prior to initiating sample preparation.  All sample preparation was done at the laboratory by their staff.  As part of their quality assurance, the laboratory incorporated assaying standards, test blanks, and duplicate analyses of samples, and included those results in final reports.  The final signed reports completed the chain of custody process.  Thus far, no factors have been encountered in sampling programs conducted by Emgold on the Buckskin Rawhide property that would materially affect the accuracy or reliability of Emgold’s sample data.

American Assay Laboratories, Inc. of Sparks, Nevada, an independent and properly certified laboratory, conducted the laboratory analyses of Emgold’s samples.  Samples taken by Emgold were analyzed using standard fire assaying and ICP methods.   Mr. Robert Pease, Chief Geologist of the Company and a Qualified Person as defined in National Instrument 43-101, participated in and directly supervised the sampling program and interpreted historic data.  He has read and approved the scientific and technical information in this press release.

Emgold’s President Dave Watkinson stated “The results continue to indicate the potential for both high grade vein target and low grade bulk disseminated target discoveries on the Buckskin Rawhide Property.  Additional exploration is warranted.  The exploration potential, along with the property’s unique strategic position, makes this an asset with increasing opportunity for the Company”.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA. The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide Property in Nevada, the Stewart Property and the Rozan Property in British Columbia. For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.

President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the Company's planned work programs, expected results and potential mineralization and resources on the Buckskin Rawhide Property. Forward-looking statements are based on certain assumptions of the Company, including that the Company has adequate capital to fund its proposed exploration programs, that actual results of exploration and development activities are consistent with management's expectations, that assumptions relating to mineral resource estimates are accurate, the assumption that metal prices remain at current values, and that the Company is able to procure equipment and supplies for its planned work programs   Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise security capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.